Hexion Inc.

180 East Broad Street

Columbus, Ohio 43215

December 20, 2016

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Hexion Inc. Form 10-K for the Year Ended December 31, 2015 Filed March 14, 2016 Form 8-K Filed November 14, 2016 File No. 1-71

Dear Mr. Cash:

On behalf of Hexion Inc., a New Jersey corporation (the “Company”), I am writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated December 6, 2016 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2015 (the “10-K”) and Form 8-K filed on November 14, 2016 (the “8-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K for the Year Ended December 31, 2015

Management’s Discussion and Analysis, page 29

1.	We note your presentation and discussion of total Segment EBITDA, gross profit excluding the impact of the MTM adjustments and operating income excluding the impact of the MTM adjustment. We remind you that these measures are non-GAAP measures. Please expand your disclosures to fully comply with the requirements set forth in Item 10(e) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will expand its disclosures related to any Non-GAAP measures in future filings in order to be fully compliant with the requirements set forth in Item 10(e) of Regulation S-K, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2016.

Securities and Exchange Commission

December 20, 2016

Consolidated Statement of Operations, page 50

2.	You indicate that you had earnings from unconsolidated entities, net of taxes of $17 million for the year ended December 31, 2015. Please provide the following:

•	Please provide us with your significance tests under Rule 3-09 of Regulation S-X;

•	On page 86, you provide summarized financial information of unconsolidated affiliates. With reference to Rule 1-02(w) of Regulation S-X, please tell us which entities are included as your most significant unconsolidated affiliates; and

•	For each period presented, provide a reconciliation of the net income from your most significant unconsolidated affiliates to your earnings from unconsolidated entities on your statements of operations.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s earnings from unconsolidated entities, net of taxes of $17 million for the year ended December 31, 2015, was comprised of the Company’s proportionate share of the collective earnings of its six (6) unconsolidated equity method investment subsidiaries, as further described below. Pursuant to the requirements under Rule 4-08(g) of Regulation S-X, the Company disclosed summarized financial information for five (5) of its most significant subsidiaries unconsolidated equity method investment subsidiaries (as determined using the 10% threshold under the significant subsidiary tests prescribed by Rule 1-02(w) of Regulation S-X) on page 86 of the 10-K. The entities included in such summarized financial information are as follows:

•	Hexion UV Coatings (Shanghai) Co., Ltd, (49.99% ownership interest);

•	Hexion Shchekinoazot B.V. (50% ownership interest);

•	Sanwei Hexion Chemicals Company Limited (49% ownership interest);

•	Hexion Australia Pty Ltd (50% ownership interest); and

•	MicroBlend Columbia, SAS (50% ownership interest).

The Company also respectfully advises the Staff that, in accordance with Rule 3-09 of Regulation S-X, separate audited financial statements for another of the Company’s most significant subsidiaries, HA International, Inc. (“HAI”) (50% ownership interest), were filed as Exhibit 10.80 to the 10-K, as such subsidiary exceeded the 20% threshold of one of the significant subsidiary tests prescribed under Rule 1-02(w) of Regulation S-X. Further, in accordance with Staff Accounting Bulletin Topic 6-K.4.b, the summarized financial data required by Rule 4-08(g) of Regulation S-X, as it pertains to HAI, was omitted from the disclosures on page 86 of the 10-K due to the Company providing separate audited financial statements for HAI as an exhibit to the 10-K.

Securities and Exchange Commission

December 20, 2016

The unconsolidated equity method investment subsidiaries described above collectively represent the Company’s unconsolidated subsidiaries.

The Company also respectfully advises the Staff that the Company will expand its disclosure in future filings to better describe which significant subsidiaries are included in the summarized financial information of unconsolidated affiliates disclosures, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

Form 8-K filed on November 14, 2016

3.	We note the use of Non-GAAP Measures and have the following comments:

•	You disclose non-GAAP financial measures more prominently than directly comparable GAAP measures. In this regard, we note your detailed discussion of net sales adjusted for the impact of dispositions and Segment EBITDA when adjusting for dispositions without discussion of their comparable GAAP measures. We also note that your reconciliation of Segment EBITDA to Net (Loss) Income in Schedule 4 should begin with the Net (loss) income. Please refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and revise future filings accordingly;

Response:

The Company acknowledges the Staff’s comment and will expand its disclosures in future filings related to any Non-GAAP measures to be fully compliant with the prominence requirements detailed in the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Company’s fourth quarter 2016 earnings release on Form 8-K. Such expanded disclosure will include a revision to the Company’s reconciliation of Segment EBITDA to Net (Loss) Income, whereby the reconciliation will begin with Net (Loss) Income.

•	Expand your disclosures to explain how tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016;

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the tax effects of Non-GAAP adjustments are calculated using the appropriate statutory tax rates of the respective jurisdictions to which the adjustments relate. The Company also respectfully advises the Staff that it will revise its disclosures in future filings to explain how tax effects of any Non-GAAP adjustments are calculated.

Securities and Exchange Commission

December 20, 2016

•	You have provided Pro Forma Net Sales and Pro Forma Segment EBITDA for periods that are inconsistent with Rule 11-02(c) of Regulation S-X. Please revise future filings to only include pro forma information for the most recent fiscal year end and the most recent interim period. Otherwise, please revise the name of your Non-GAAP measure to remove the reference to “pro forma”; and

Response:

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings to include pro forma information for only the most recent fiscal year-end and most recent interim period, or the Company will revise the names of any Non-GAAP measures to remove references to “pro forma”, where applicable.

•	Please more fully explain how and why you determined it is appropriate to revise your non-GAAP performance measure of Segment EBITDA to exclude adjustments for dispositions. Please also address the aforementioned as it relates to your non-GAAP measure of Pro Forma Net Sales.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the revisions to its Non-GAAP performance measure of Segment EBITDA, as well as the revisions to Net Sales (both to exclude the impact of dispositions), were intended to provide investors with better transparency around what the Company’s historical Segment EBITDA and Net Sales would have been, excluding the results of the disposed businesses. This information was disclosed to aid investors in making more useful comparisons of the Company’s results in periods after the dispositions to the respective historical results in the various comparative periods. As noted in the response above, the Company will revise its disclosures in future filings to remove any references to “pro forma” so as to not confuse such measures with pro forma financial information disclosed under Rule 11-02(c) of Regulation S-X.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at 614-225-4000 with any questions or comments regarding this letter.

Securities and Exchange Commission

December 20, 2016

Sincerely,

/s/ George F. Knight

George F. Knight
Executive Vice President and Chief Financial Officer

cc:	Douglas A. Johns, Esq., Hexion Inc.

David S. Huntington, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP